

November 9, 2010

Eileen Russell
Chief Executive Officer and President
EDUtoons, Inc.
101 East 52nd Street
10th Floor
New York, NY 10022

> **Re:** **EDUtoons, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 28, 2010**
> **File No. 333-168587**

Dear Ms. Russell:

We have reviewed your responses to the comments in our letter dated September 2, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1. It appears that you may be a shell company. Please revise to disclose your status as a shell company or provide us your analysis that sufficiently addresses as to why you believe you are not a shell company in light of Rule 405 of the Securities Act.

Prospectus Summary, page 1

2. We note your response to our prior comments 5 and 16, and we reissue in part. Please disclose an estimate of the amount of money needed to accomplish the goals set out in your plan of operation. In addition, please include a brief summary of your estimated timeframe for generating revenue.

Risk Factors, page 5

Members of our management team have minimal experience in producing . . ., page 5

3. We note your response to our prior comment 10. Please revise to state, if true, that management has no experience in producing and marketing educational cartoons, as opposed to "minimal experience," or advise. Additionally, please state here, if true, that Mr. Hansen has no experience in animation, as it appears from page 16 that his experience is limited to non-animated cartoons, or advise.

Because our Chief Executive Officer and sole Director owns 27% of our issued . . ., page 8

4.  Please reconcile your disclosure that your chief executive officer owns 27% of your shares of common stock with your disclosure on page 36 that she owns 36.36% of your shares of common stock.

Use of Proceeds, page 10

5.  We note your revisions made in response to our prior comment 13.  Please clarify in the first sentence of the second paragraph that estimated expenses are $20,010 rather than $20,100.

Description of Business, page 14

6.  We note your disclosure on page 15 regarding the initial steps you have taken.  Please revise to state the dates when you achieved each step already taken.

7.  Please revise your business plan on pages 15 and 16 to indicate how the budget for each quarter will be allocated among the activities for that quarter.

8.  Please revise throughout to clarify when you intend to begin executing your business plan.  It is unclear whether you will begin implementing your business plan as soon as you begin your offering or at some later date.  In this regard, we note statements regarding when you will begin your plan of operations such as "[d]uring the first 12 months following the offering" on page 15, "within the twelve months following the offering" on page 15, "following the conclusion of the offering" on page 15, "upon raising $50,000 from the offering" on page 17, and "following the date of this prospectus" on page 32.

9.  We note that the net proceeds discussed in the Use of Proceeds section may be less than your estimated budget discussed in your Description of Business.  Please clarify whether you intend to modify your plan of operation and budget based upon the amount of shares sold in your offering or whether you plan to obtain additional financing if your net proceeds are less than your estimated budget.  In this regard, we note your disclosure on page 33 that, if no proceeds are received in your offering, you may engage in additional financing activities.

10. Please reconcile your disclosure on page 16 that you intend to make a clip of your cartoon segments available at no charge on the Internet during the second quarter following the completion of your offering with your disclosure on the same page that you do not intend to develop your website and make your cartoons accessible through your website until the third quarter following your offering.

Educational Cartoons, page 16

11. Please revise to clarify how you will pay your animators. You state on page 17 that animators will be paid "on an hourly basis" and also that you will retain animators "on a commission basis only."

12. Please revise to clearly explain your business relationship with Mr. Hansen. We note your disclosure on page 18 that you have no employees and your statement on page 35 that you have not entered into any employment or consulting agreements. If you have no agreement with Mr. Hansen and he is not an employee, please provide balancing disclosure throughout, indicating that he is not an employee and that you do not have any agreements with him.

Pricing and Licensing, page 17

13. We note your disclosure on page 17 regarding your intention to sell each cartoon at three times the production costs. Please clarify what you mean by "production costs." For example, we note that you intend to conduct research and development activities related to the development of your initial cartoons during the first quarter following the completion of your offering. Additionally, please tell us to what extent the prices for your cartoons have been set. Though you state on page 17 that prices are not yet "definitively set" it appears that you have budgeted for production costs and that you plan to offer them at "three times production cost."

Competition, page 18

14. We note your disclosure to our prior comment 17. Please revise in light of your statement on page 7 that the "market in which [you] operate is characterized by numerous small companies."

Financial Statements

15. We note your revisions to the audited financial statements to capitalize deferred offering costs of $10,000 at June 30, 2010. Please further revise the statements of cash flows to include new line items of 'Deferred registration costs' of $10,000 and 'Due to stockholder' of $10,000 within cash provided by operating activities as a change in operating assets and liabilities. The 'Supplemental disclosure of non-cash investing and financing activities' section should be deleted.

Note 5. Going Concern/Risks and Uncertainties, page 30

16. We have reviewed your revisions in response to our prior comments 21 and 22, and note the newly inserted going concern paragraph included in the auditors' opinion. However, the first paragraph under Note 5 to the audited financial statements should be expanded to

indicate that your auditors have expressed substantial doubt as to your ability to continue as a going concern and that the reasons for the substantial doubt along with management's plans are found in the second and third paragraphs of Note 5.

## Liquidity and Capital Resources, page 33

17. Please revise to disclose the loan from a stockholder, as discussed on page 27.

## Signatures

18. We note your response to prior comment 30.  Please revise to have your registration statement signed by someone in the capacity of either controller or principal accounting officer.

## Exhibit 5.1

19. Please have counsel revise to replace the words "Legal Matters" in the first sentence in the last paragraph with the words "Legal Representation."

## Other

## Age of Financial Statements

20. Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

## Consents of Independent Registered Public Accounting Firm

21. Amendments should contain currently dated accountants' consents.  Manually signed consents should be kept on file for five years.  Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,


John Dana Brown
Attorney-Advisor


cc: Via facsimile: (212) 980-5192
Arthur S. Marcus, Esq.
Gersten Savage LLP